FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on February 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 13, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

[TRANSLATION]

Press Release

February 13, 2007

Komatsu Ltd. (Company code: 6301) Corporate Communications Department Tel: +81-(0) 3-5561-2616

ANNOUNCEMENT OF CHANGE OF TOP MANAGEMENT

Please be advised that Komatsu’s Board of Directors has resolved the change of its representative directors as follows:

1.	Reasons for Personnel Change

Komatsu has improved profitability significantly by reinforcing its product competitiveness and capitalizing on expanded demand worldwide, in addition to a substantial reduction of fixed costs as a result of the first stage of the Reform of Business Structure project which the Company had promoted on a group-wide basis since fiscal 2001. At the same time, it has become possible for the Komatsu Group to concentrate its management resources on the “industrial-use machinery” area, on the broad sense of the term, through selective focus of operations. Having launched the second stage of the Reform project recently, Komatsu is going to further expand business results under a new management team.

2.	The newly appointed are as follows.

Name	New Post	Present Post
Toshitaka Hagiwara	Councilor and Senior Adviser	Chairman of the Board

Masahiro Sakane	Chairman of the Board	President and Chief Executive Officer

Kunio Noji	President and Chief Executive Officer	Director and Senior Executive Officer

3.	Curriculum Vitae

Title:	Chairman of the Board
Name:	Masahiro Sakane

Date of Birth:	January 7th, 1941

Education:	Graduated from Faculty of Engineering, Osaka City University in 1963

Place of Birth	Shimane Prefecture, Japan

Business Career:	June 2007	Chairman of the Board (Planned)

	June 2003	President and CEO

	June 2001	President

	June 1999	Executive Vice President

	June 1997	Executive Managing Director and General Manager of Corporate Planning Division

	June 1994	Managing Director

	November 1990	COO of Komatsu Dresser Company (Currently, Komatsu America Corp.)

	June 1989	Director

	April 1963	Joined Komatsu Ltd.

Title:	President and CEO
Name:	Kunio Noji

Date of Birth:	November 17th, 1946

Education:	Graduated from School of Engineering Science, Osaka University in 1969

Place of Birth	Fukui Prefecture, Japan

Business Career:	June 2007	President and CEO (Planned)

	January 2007	Director and Senior Executive Officer, President of Production Division and General Manager of KOMATSU Way Dept., Supervising Construction & Mining Equipment Business and e-Komatsu Technical Center

	July 2006	Director and Senior Executive Officer, General Manager of KOMATSU Way Dept., Supervising Construction & Mining Equipment Business and e-Komatsu Technical Center

	April 2006	Director and Senior Executive Officer, Supervising Construction & Mining Equipment Business, e-Komatsu Technical Center and KOMATSU Way

	April 2005	Director and Senior Executive Officer, Supervising Construction & Mining Equipment Business and e-Komatsu Technical Center

	April 2003	Director and Senior Executive Officer, President of Construction & Mining Equipment Marketing Division

	June 2001	Managing Director, and President of Production Division and e-Komatsu Technical Center

	June 2000	Senior Executive Officer, President of Production Division and Vice President of e-Komatsu Technical Center

	April 2000	Executive Officer, President of Production Division and Vice President of e-Komatsu Technical Center

	June 1999	Executive Officer

	June 1997	Director

	March 1997	General Manager of Information Systems Division

	July 1995	Plant Manager of Chattanooga Manufacturing Operation, Komatsu Dresser Company (Currently, Komatsu America Corp.)

	February 1993	General Manager of Production Control Department, Technical Division

	April 1969	Joined Komatsu Ltd.

Other:	1) Motto	Carry out original intentions.

	2) Family	Wife and two daughters

	3) Interest	Golfing and mountain climbing

(Photo: Kunio Noji)

4.	Appointment Date	Day of the general shareholders’ meeting scheduled for late June, 2007

(end)

(Translation)

Press Release

February 13, 2007

Komatsu Ltd.

(Company Code: 6301)

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Revision of Business Framework through Subsidiary Reorganization

Komatsu Ltd. (President: Masahiro Sakane) (“Komatsu”) hereby announces that, today, the Board of Directors has resolved that Komatsu will succeed to the hydraulic component business of Komatsu Zenoah Co. (President: Susumu Isoda) (“Komatsu Zenoah”) through the company split outlined below (the “Company Split”). Furthermore, Komatsu hereby announces that, today, the Board of Directors of each of Komatsu Forklift Co., Ltd. (President: Takeo Shibuya) (“Komatsu Forklift”) and Komatsu Zenoah has resolved to merge, in the manner described below (the “Merger”). Both the Company Split and the Merger are scheduled to take place on April 1, 2007.

I. Succession of the Hydraulic Component Business of Komatsu Zenoah through Company Split

1.	Purpose of the Company Split

Komatsu Zenoah currently focuses on all of the following three business areas: the mini construction equipment business, the outdoor power equipment business and the hydraulic component manufacturing business. As previously announced, Komatsu Zenoah signed a definitive agreement to sell its outdoor power equipment business to Husqvarna Japan Ltd., a Japanese subsidiary of Husqvarna AB of Sweden. The hydraulic component business of Komatsu Zenoah plays a role in the development and manufacturing of key components by the Komatsu Group. Therefore, enhanced cooperation of the hydraulic component business of Komatsu Zenoah with the Engines & Hydraulics Business Division of Komatsu is considered to be necessary in order to (a) promote a concentrated and efficient use of the Komatsu Group’s business resources and (b) strengthen the competitiveness of the Komatsu Group. Accordingly, Komatsu and Komatsu Zenoah have decided to split-off the hydraulic component business from Komatsu Zenoah and integrate it into Komatsu. As announced in “II. Merger of Subsidiaries” below, Komatsu Zenoah, with its remaining mini construction equipment business, will be merged with Komatsu Forklift. After the Merger, the mini construction equipment business and the forklift business will be conducted as a new combined utility business (the “Utility Business”). This Merger should accelerate the expansion of the utility business.

2.	Summary of Company Split

(1)	Schedule of Company Split

Board Resolutions at
Komatsu and Komatsu Zenoah on the Company Split Agreement:	February 13, 2007
Signing of the Company Split Agreement:	February 13, 2007
Effective date of
Company Split and resulting business transfer:	April 1, 2007 (scheduled)

(A resolution at a general meeting of shareholders of Komatsu will not be necessary as the requirements for a small-scaled company split provided in Article 796, Paragraph 3 of the Company Law are satisfied. A resolution at a general meeting of shareholders of Komatsu Zenoah will not be necessary as the requirements for a short-form company split provided in Article 784, Paragraph 1 of the Company Law are satisfied.)

(2)	Form of Company Split

Komatsu Zenoah will split off its hydraulic component business, and Komatsu will succeed to the same.

(3)	Allotment of Shares

No shares of Komatsu will be issued or allotted in connection with the Company Split, as Komatsu Zenoah is a wholly-owned subsidiary of Komatsu.

(4)	Amount of Capital to be Increased upon Company Split

The stated capital, capital reserve and statutory reserve for retained earnings of Komatsu will not be increased as a result of the Company Split.

(5)	Outline of Accounting Procedures

According to the Accounting Standards concerning Business Combinations, the Company Split is a transaction made under common control (kyotsushihaika no torihiki). Therefore, the assets and liabilities to be transferred will be recorded at the appropriate book value determined immediately before the transfer.

(6)	Rights and Obligations to be Assumed

(i)	Assets and liabilities, and rights and obligations incidental thereto

Komatsu will assume all of Komatsu Zenoah’s assets and liabilities which are related to the hydraulic component business and all rights and obligations incidental to those assets and liabilities, as well as certain rights and obligations under those agreements that are related to the hydraulic component business.

(ii)	Rights and obligations related to employment agreements

Komatsu will assume the rights and obligations related to Komatsu Zenoah’s employment agreements with the employees who primarily engage in the hydraulic component business.

(7)	Prospects of Payment of Debt Obligations

(i)	Komatsu (Successor Company)

In light of Komatsu’s assets, liabilities, net assets and overall financial status prior to and after the Company Split, Komatsu is highly confident that the Company Split will not have any adverse effect on Komatsu’s ability to pay all of its debts as they become due.

(ii)	Komatsu Zenoah (Split-off Company)

In light of Komatsu Zenoah’s assets, liabilities, net assets and overall financial status prior to and after the Company Split, Komatsu is highly confident that the Company Split will not have any adverse effect on Komatsu Zenoah’s ability to pay all of its debts as they become due.

3.	Summary Information on Companies Relevant to the Company Split

(1) Company Name	Komatsu (Successor Company)	Komatsu Zenoah (Split-off Company)

(2) Line of Business	Manufacture and sale of construction and mining equipment, industrial machinery, vehicles, etc.	Manufacture and sale of construction equipment, hydraulic components and outdoor power equipment.

(3) Date of Establishment	May 13, 1921	May 26, 1947

(4) Head Office	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan	1-9, Minamidai, Kawagoe-shi, Saitama, Japan

(5) Representative	Masahiro Sakane President	Susumu Isoda President

(6) Capitalization	JPY 70,120 million	JPY 5,099 million

(7) Total Number of Shares Issued and Outstanding	998,744,060 shares	53,701,835 shares

(8) Net Assets	JPY 511,222 million	JPY 23,506 million

(9) Total Assets	JPY 859,957 million	JPY 55,147 million

(10) End of Fiscal Year	March 31	March 31

(11) Number of Employees	5,979	730

(12) Major Business Partners	Domestic and overseas companies involved in manufacturing and sales, etc.	Komatsu and domestic and overseas companies involved in manufacturing and sales, etc.

(13) Major Shareholders and their Shareholdings (as of March 31, 2006)

1.        Japan Trustee Services Bank, Ltd. (Trust Account): 8.2%

2.        The Master Trust Bank of Japan Ltd. (Trust Account): 6.1%

3.        TAIYO LIFE INSURANCE COMPANY: 5.7%

4.        Nippon Life Insurance Company: 3.2%

5.        State Street Bank and Trust Company 505103: 2.3%

Komatsu Ltd.: 100%

(14) Main Banks	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd. and other banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and other banks

(15) Relationship between the Concerned Companies	Capital Relationship	Komatsu (successor company) holds 100% of issued and outstanding shares of Komatsu Zenoah (split-off company).
	Personnel Relationship	Komatsu’s (successor company’s) officers and employees serve, or are seconded, as officers or employees of Komatsu Zenoah (the split-off company).
	Business Relationship	Komatsu (successor company) purchases products and components, etc. from Komatsu Zenoah (the split-off company).

Note: The financial figures and other data contained herein are current as of March 31, 2006. Those of Komatsu are expressed on a non-consolidated basis.

(16)	Performance for the Three Most Recent Fiscal Years

(Unit: JPY million)

	Komatsu Ltd. (Successor Company)			Komatsu Zenoah Co. ( Split-off Company)
Fiscal Year	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales	418,686	523,592	627,319	62,678	74,426	91,954
Operating Profit	20,931	30,021	56,837	3,650	4,247	6,843
Ordinary Profit	19,942	33,417	60,662	3,612	4,432	6,853
Net Income	10,588	17,042	32,635	2,045	2,305	3,813
Net Income per Share (JPY)	10.50	16.91	32.53	37.16	41.56	69.98
Annual Dividends per Share (JPY)	7.00	11.00	18.00	19.03	21.41	35.56
Net Assets per Share (JPY)	465.51	477.50	514.14	374.19	395.41	437.72

4.	Description of Business to be Split-off

(1)	Hydraulic Component Business

The business of developing, manufacturing and selling hydraulic components, such as hydraulic cylinders, swivel joints and gear pumps.

(2)	Operating Results of the Hydraulic Component Business for the Fiscal Year that Ended March 2006

	Hydraulic Component Business (a)	Komatsu’s Performance for Year Ended March 2006 (b)	Ratio (a/b)
Sales	JPY 25,577 million	JPY 627,319 million	4.1%

(3)	Items and Values of Assets and Liabilities to be Assumed by Komatsu (as of December 31, 2006)

Assets		Liabilities
Item	Book Value	Item	Book Value

Current Assets	JPY 13,070 million	Current Liabilities	JPY 10,156 million
Fixed Assets	JPY 5,437 million	Fixed Liabilities	JPY 686 million
Total	JPY 18,507 million	Total	JPY 10,842 million

5.	Status of Komatsu after Company Split

(1)	Company Name, Line of Business, Location of Head Office, Representative, Capitalization and End of Fiscal Year

There will be no change in any of these matters as a result of the Company Split.

(2)	Total Assets

There will only be a negligible effect on the total assets of the Komatsu as a result of the Company Split.

(3)	Effects on Financial Results

The Company Split will only have a negligible effect on Komatsu’s financial results. There will be no effect on Komatsu’s consolidated financial results.

II. Merger of Subsidiaries

1.	Purpose of Merger

The forklift trucks made by Komatsu Forklift and the mini construction equipment produced by Komatsu Zenoah are similar in size, weight and number of units produced. Komatsu has therefore been seeking to obtain greater synergies in the manufacturing and purchasing processes for these companies, such as by having Komatsu Zenoah’s mini wheel loaders manufactured at the Komatsu Forklift site. With the planned Merger, the forklift truck business and the mini construction equipment business will be integrated and redefined as a new combined Utility Business. The merged business resources will be utilized in a more efficient and comprehensive manner, with a view to achieving accelerated synergy effects, improved product competitiveness and enhanced profitability.

2.	Summary of Merger

(1)	Schedule of Merger

Board Resolutions at
Komatsu Forklift and Komatsu Zenoah on the Merger Agreement:	February 13, 2007
Signing of the Merger Agreement:	February 13, 2007
Shareholder Resolutions approving the Merger Agreement at
Komatsu Forklift and Komatsu Zenoah:	March 1, 2007 (scheduled)
Effective date of Merger:	April 1, 2007 (scheduled)

(2)	Form of Merger

Komatsu Forklift will merge with Komatsu Zenoah. Komatsu Forklift will be the surviving entity and Komatsu Zenoah will be dissolved as a result of the Merger. Because both Komatsu Forklift and Komatsu Zenoah are wholly owned subsidiaries of Komatsu, neither will issue any shares nor pay any pecuniary consideration in connection with the Merger.

3.	Outline of Companies Relevant to Merger

(1) Company Name	Komatsu Forklift Co., Ltd. (Merging Company)	Komatsu Zenoah Co. (Dissolving Company)

(2) Line of Business	Manufacture and sale of forklift trucks and logistics equipment	Manufacture and sale of construction equipment, hydraulic components and outdoor power equipment

(3) Date of Establishment	February 13, 1948	May 26, 1947

(4) Head Office	2-4-1, Shiba-Koen, Minato-ku, Tokyo, Japan	1-9, Minamidai, Kawagoe-city, Saitama, Japan

(5) Representative	Takeo Shibuya President	Susumu Isoda President

(6) Capitalization	JPY 13,033 million	JPY 5,099 million

(7) Total Number of Shares Issued and Outstanding	143,129,676 shares	53,701,835 shares

(8) Net Assets	JPY 51,572 million	JPY 23,506 million

(9) Total Assets	JPY 74,416 million	JPY 55,147 million

(10) End of Fiscal Year	March 31	March 31

(11) Number of Employees	677	730

(12) Major Business Partners	Domestic and overseas companies involved in manufacturing and sales, etc.	Komatsu and domestic and overseas companies involved in manufacturing and sales, etc.

(13) Major Shareholders and their Shareholdings (as of September 30, 2006)	Komatsu Ltd.: 100%	Komatsu Ltd.: 100%

(14) Main Banks	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., and other banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and other banks

(15) Relationship between the Concerned Companies	Capital Relationship	There is no capital relationship between the merging company (Komatsu Forklift) and the dissolving company (Komatsu Zenoah).
	Personnel Relationship	The auditor of the merging company (Komatsu Forklift) serves also as the auditor of the dissolving company (Komatsu Zenoah).
	Business Relationship	The merging company (Komatsu Forklift) and the dissolving company (Komatsu Zenoah) mutually supply and purchase certain products.

Note: The financial figures and other data contained herein are current as of March 31, 2006.

(16)	Performance for the Three Most Recent Fiscal Years

(Unit: JPY million)

	Komatsu Forklift Co., Ltd. (Merging company)			Komatsu Zenoah Co. (Dissolving company)
Fiscal Year	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales	50,179	58,986	69,225	62,678	74,426	91,954
Operating Profit	1,228	2,081	3,805	3,650	4,247	6,843
Ordinary Profit	1,203	2,122	3,856	3,612	4,432	6,853
Net Income	353	728	2,053	2,045	2,305	3,813
Net Income per Share (JPY)	2.29	4.87	14.06	37.16	41.56	69.98
Annual Dividends per Share (JPY)	2.20	3.20	7.80	19.03	21.41	35.56
Net Assets per Share (JPY)	345.95	348.64	360.31	374.19	395.41	437.72

4.	Status of Merging Company (Komatsu Forklift) after Merger

(1)	Company Name	Komatsu Utility Co., Ltd.

(2)	Line of Business	Research and development, manufacture and sale of small equipment for the Komatsu Group

(3)	Head Office	2-4-1, Shiba-Koen, Minato-ku, Tokyo, Japan

(4)	Representative	Susumu Isoda, President (Currently, President of Komatsu Zenoah Co.)

(5)	Capitalization	JPY 13,033 million

(6)	Total Assets	Approximately JPY 105,000 million

(7)	End of Fiscal Year	March 31

(8)	Effects on Financial Results	The Merger will have no effect on Komatsu’s consolidated financial results, given the merging company (Komatsu Forklift) and the dissolving company (Komatsu Zenoah) are both wholly owned subsidiaries of Komatsu.

(End)